Aflac Incorporated 1st Quarter 2012 Form 10-Q

EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2012	2011
Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$785	$389
Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share - basic	465,887	468,012
Dilutive effect of share-based awards	2,646	4,092
Weighted-average outstanding shares used in the computation of earnings per share - diluted	468,533	472,104
Earnings per share:
Basic	$1.68	$.83
Diluted	1.68	.83
Prior-year amounts have been adjusted for the adoption of accounting guidance on January 1, 2012 related to deferred policy acquisition costs.